Exhibit 99.1

Evaxion Biotech Announces Successful Production of Personalized Cancer Immunotherapies in Phase 1/2a Clinical Trial for EVX-02.

Copenhagen, Denmark, May 10, 2022 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies to improve the lives of patients with cancer and infectious diseases, announced today that it has successfully produced all batches of personalized cancer immunotherapies for all patients enrolled in the Phase 1/2a clinical trial of EVX-02 in adjuvant melanoma.

Birgitte Rønø, Chief Scientific Officer of Evaxion, said: “I am extremely proud that the team behind EVX-02 has shown that this complex production chain is feasible and that we can provide truly unique, personalized DNA vaccines within a critical time window. And we are delighted that we mastered all steps in the production process. Every cancer is unique, as is every immune system, and this is why we create cancer therapies that are one size fits one – and only one.”

She continues: “With the release of the final batch, we confirmed our manufacturing process, which we believe will allow us to progress our DNA cancer immunotherapy programs into larger global trials to explore the clinical benefits of the compounds further. We have again demonstrated our capabilities to timely deliver personalized cancer treatment tailored to the unique cancer profile of every patient in a clinical trial.”

The production process of the personalized drug product consists of multiple steps. The sequencing of the tumor DNA is followed by AI-powered identification of the most promising therapeutic targets developed by Evaxion's proprietary PIONEERTM technology. This leads to designing the personalized multi-target vaccine drug product, which is then manufactured, released to the clinical sites, and administered to the patient.

This is the second time Evaxion has conducted a clinical trial with personalized cancer immunotherapy, having previously used a peptide-based treatment.

About EVX-02

Our EVX-02 program (NCT04455503) treats adjuvant melanoma patients with our patented DNA-based immunotherapy in combination with standard of care. The patients are fully resected before the trial, meaning that their tumors have been successfully removed (surgically). In the study, the focus of the therapy is to prevent disease relapse. The EVX-02 program is a multicenter study conducted in Australia. There are currently 16 patients enrolled in the trial.

About Evaxion

Evaxion Biotech A/S is a clinical-stage AI-immunology™ platform company decoding the human immune system to discover and develop novel immunotherapies to treat cancer, bacterial diseases, and viral infections. Based on its proprietary and scalable AI-immunology core technology, Evaxion is developing a broad pipeline of novel product candidates, including three patient-specific cancer immunotherapies.

For more information

LifeSci Advisors LLC

Corey Davis, Ph.D.

Managing Director

cdavis@lifesciadvisors.com

+1 (212) 915 2577

Source: Evaxion Biotech

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